January 19, 2005

Michael Pressman
Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 4-9
450 Fifth Street, N.W.
Washington, DC 20549-0303

RE:	iStar Financial Inc. Amendment No. 1 to Form S-4 filed January 13, 2005 File No. 333-121174

Dear Mr. Pressman:

        On behalf of our client, iStar Financial Inc., set forth below is our response to the comment of the staff of the Office of Mergers and Acquisitions of the Securities and Exchange Commission, received orally on January 18, 2005, with respect to Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-121174) filed by iStar on January 13, 2005, as well as a follow-up response to a comment of the Staff received by letter dated January 10, 2005 (the "January 10 Letter"). A copy of pre-effective Amendment No. 2 to the Registration Statement is enclosed with this letter.

Certain U.S. Federal Income Tax Consequences, page 72

1.
Please qualify, or further describe, the U.S. federal income tax consequences of the receipt of the consent amount, in order to clarify the firm's position as to the lack of authority on point.

  In response to the Staff's comment, the disclosure in the Risk Factors section on page 14 has been revised to clarify that if one is an early consenting holder and the IRS successfully asserts that the consent payment in the exchange offer should not be treated as part of the principal amount of the iStar Notes received in the exchange, the early consenting holder might be required to recognize gain as a result of the exchange in the same manner as a late consenting holder.

  In addition, the disclosure on page 72 under the heading "Treatment of the Consent Amount" in the Material U.S. Federal Income Tax Consequences section has been revised to explain that no opinion is being rendered as to the federal income tax treatment of the consent amount and that the IRS could take the position that the consent amount is a separate payment in the nature of a fee paid for such holder's early tender of the TriNet Notes. We have previously disclosed that the tax consequences are unclear due to a lack of authority on point, and we have maintained that disclosure.

January 10, 2005 Comment Letter Follow-up Response

2.
We refer to our response supplied in a letter sent to you accompanying our first amended filing, addressing Comment 5 of the January 10 Letter in which we proposed the following:

  "iStar proposes that, when the Staff has completed its limited review of the registration statement, iStar will file a final, pre-effective amendment filling in all of the blank dates, together with a request for acceleration of effectiveness of the registration statement. We supplementally confirm that the exchange offer and consent solicitation will remain open for a full twenty business days."

  Please note that we have filled in all of the blank dates throughout the registration statement as well as in the consent and letter of transmittal, filed as exhibit 99.5 thereto.

We thank the Staff for its attention to the iStar registration statement. We respectfully request that additional comments, if any, in connection with the registration statement be directed to the undersigned at Clifford Chance US LLP, 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,

/s/ Kathleen L. Werner

Kathleen L. Werner

Enclosure

cc:	Catherine D. Rice, iStar Financial Inc. Andrew C. Richardson, iStar Financial Inc.